

December 20, 2010

Richard A. Meier
Executive Vice President and Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

> **Re: Teleflex Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-5353**

Dear Mr. Meier:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Roxane F. Reardon, Esq. — Simpson Thacher & Bartlett LLP